Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom’s 5G Momentum Builds: Leading US Service
Provider Selects Silicom’s DU-Enabling Accelerator
Cards For Its 5G Infrastructure

KFAR SAVA, Israel — February 24, 2021, - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that it has been awarded another new design win for its recently-announced vRAN (Virtual Radio Access Network) FEC Accelerator cards. The customer, a leading US service provider that is pioneering a standalone 5G network based on disaggregated OpenRAN architecture, plans to use Silicom’s innovative card in the network’s Distributed Units (DUs).

This is Silicom’s second win with leading 5G players for its new acceleration card, secured in less than two months after its first win.

“This design win is further confirmation of the power of 5G and disaggregation to drive our growth,” commented Shaike Orbach, Silicom’s CEO. “As we hoped, the Top-5 Telco win we announced in January has excited industry-wide interest in our 5G-enabling technologies. Enthusiastic feedback has universally confirmed our approach and the superiority of our technology, and we are in discussions with multiple players – including both our initial customers, their DU suppliers and the ‘hyper-scalers’ they are cooperating with - regarding potential new projects. With strengths in so many aspects of these complex technologies, we function in a ‘consultant’ capacity, proposing essential, innovative solutions to the challenges faced both by operators and infrastructure providers.”

Mr. Orbach continued, “With 5G-related activities building, we believe that we are off and running in the direction that will become one of our most important future growth drivers. We believe that our innovative, cost-effective products, our deep 5G system-level understanding, our years-long cooperation with Intel, and the expanding relationships we are building with key 5G players position us for long-term success in this high-potential market.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 170 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com